Exhibit 99.19

KISTEFOS INFORMS TRICO IT WILL VOTE AGAINST COMPANY’S 2010 BOARD NOMINEES

Citing Board’s Unwillingness to Remove Chairman and CEO Compofelice, Kistefos Takes Action to Change the Board and Reverse Trico’s Continued Destruction of Shareholder Value

FOR IMMEDIATE RELEASE

MEDIA CONTACT:

Tom Johnson

Abernathy MacGregor

(212) 371-5999

INVESTOR CONTACT:

Bruce H. Goldfarb/ Pat McHugh

Okapi Partners LLC

(212) 297-0720

OSLO, Norway – May 10, 2010 – Kistefos AS, the largest stockholder of Trico Marine Services, Inc.  (NASDAQ:TRMA), sent a letter to Trico Lead Director Richard A. Bachmann today advising the Board that it intends to vote its 3,535,959 shares against the company’s three incumbent directors up for election at Trico’s 2010 Annual Meeting.  Kistefos said it also intends to vote against Trico’s proposals to adopt an incentive plan, authorize additional shares of common stock and stagger and delay declassifying the Board.

In the letter to Mr. Bachmann, Kistefos Chairman Christen Sveaas said the decision to vote against the three directors – Edward C. Hutcheson, Jr., Myles W. Scoggins and Per Staehr – is a direct result of Kistefos having lost all confidence in Trico Chairman and CEO Joseph Compofelice.

Kistefos had expressly called on the Board last October to remove Mr. Compofelice from his executive positions, citing the overwhelming loss of stockholder value and enormous financial losses that have occurred on his watch. Given the Board’s continuing refusal to respond to the concerns of the stockholders and its continuing support for Mr. Compofelice and his failed strategy, Kistefos said it was left with no choice other than to vote for change in the Board’s composition.  Kistefos said that it believes that much of the crisis which exists today could have been avoided had the Board listened to the stockholders last year when it had the opportunity.

Kistefos believes that removing Mr. Compofelice now is critical to restoring Trico’s credibility among its constituents and saving the company. In its letter, Kistefos cited the following examples of Trico’s poor performance and extraordinary destruction of shareholder value since Mr. Compofelice’s appointment as CEO on July 9, 2007:

•                  Trico has suffered a devastating 96% drop in share price from a high of over $42 per share in June, 2007 to $1.63 per share on May 7, 2010, resulting in the destruction of over $600 million in market value.  That includes a 53% stock price drop since last year’s Annual Meeting, an unmistakable vote of “no confidence” in current management in Kistefos’ opinion.

•                  Trico has ranked at the bottom of its peer group for the last two years in nearly every important metric, including profit margin, return on equity and total shareholder return.

•                  As a result of two ill-timed, misguided and reckless acquisitions, Trico incurred more than $1 billion in debt in 2008, resulting in total indebtedness of more than ten times its then anticipated 2008 EBITDA.  The consequences of such deliberate overleveraging have been, in Kistefos’ opinion, devastating to the company.

•                  Furthermore, in 2008 and 2009 Trico reported operating losses of $128 million and $125 million, respectively, none of which were foreseen by Trico at the time of the DeepOcean acquisition.

•                  Trico has reported that it has insufficient cash to make required principal payments under its loan agreements later this year and that it does not expect to be in compliance with certain debt covenants under its loan agreements.

•                  The company’s liquidity crisis is so acute that it has been forced to sell vessels at fire sale prices, further weakening the company.

In the letter, Kistefos also said it will vote against Trico’s proposals to adopt an incentive plan, to authorize additional shares of common stock and to stagger and delay declassifying the Board. It said that until the Board removes Mr. Compofelice, installs fresh management and develops a coherent strategy to resolve the crisis it is in, Kistefos simply cannot vote for plans to further compensate management or to authorize additional shares of common stock. In addition, while it is strongly in favor of declassifying the Board, it cannot support Trico’s proposal to do so gradually over a four year period.

THIS IS NOT, NOR SHALL IT BE DEEMED TO BE, A SOLICITATION OF PROXIES FOR THE COMPANY’S UPCOMING ANNUAL MEETING.

Investors with questions about the process of voting their shares held in Trico may contact Okapi Partners LLC, our information agent, at (212) 297 0720.

The full text of Kistefos’ letter to Trico Marine’s Board of Directors follows:

May 10, 2010

Richard A. Bachmann

Lead Director

Trico Marine Services, Inc.

10001 Woodloch Forest Drive

Suite 610

The Woodlands, Texas 77380

Dear Mr. Bachmann:

As we have previously stated, we are extremely disappointed with the disastrous and destructive reign of Joseph Compofelice as Trico’s Chairman and CEO.

Most significantly, since Mr. Compofelice’s appointment as CEO on July 9, 2007:

•                  Trico has suffered a devastating 96% drop in share price from a closing high of $42.96 per share on June 18, 2007 to $1.63 per share on May 7, 2010, resulting in the destruction of over $600 million in market value.

•                  Since last year’s Annual Meeting through May 7, Trico’s stock price has fallen by an additional 53%, representing an unmistakable vote of “no confidence” in current management.

•                  While the stock prices of the company’s peers have recovered from 2009 lows, Trico’s, virtually alone among its peers, has fallen further.

•                  As a result of two ill-timed, misguided and reckless acquisitions, Trico incurred more than $1 billion in debt in 2008, resulting in total indebtedness of more than ten times its then anticipated 2008 EBITDA.  The consequences of such deliberate overleveraging have been, in Kistefos’ opinion, devastating to the company.

•                  Furthermore, in 2008 and 2009 Trico reported operating losses of $128 million and $125 million, respectively, none of which were foreseen by Trico at the time of the DeepOcean acquisition.

•                  Trico has fared far worse than its peer group. Trico has ranked at the bottom of its peer group for the last two years in nearly every important metric, including profit margin, return on equity and total shareholder return.

Today, almost three years later, Trico faces a significant on-going financial crisis which threatens its viability.  It has disclosed that it has insufficient cash to make required principal payments under its loan agreements later this year and that it expects to be in breach of certain debt covenants under these agreements.  We are concerned that the company’s liquidity crisis is so acute that it may be forced to sell additional vessels and/or other assets at fire sale prices, further weakening the company, and will likely be forced to issue additional common stock, if market conditions permit, to generate funds to meet its obligations, thereby further significantly diluting stockholders. We feel much of the crisis today could have been mitigated had the Board listened to the stockholders last year when it had the opportunity.

Last October, we expressly called upon the Trico Board of Directors to remove Mr. Compofelice as Chairman and CEO.  In light of your unwillingness to take this action, we have no choice but to hold the Board responsible and vote against the re-election of the class of three incumbent directors, Edward C. Hutcheson, Jr., Myles W. Scoggins and Per Staehr, at the 2010 Annual Meeting.  We also will vote against Trico’s proposals to adopt an incentive plan, to authorize additional shares of common stock and to delay declassifying the Board. Until the Board removes Mr. Compofelice and develops a coherent strategy to resolve the crisis it is in, Kistefos simply cannot vote for plans to further compensate management or to authorize additional shares of common stock. In addition, while it is strongly in favor of declassifying the Board, it cannot support Trico’s proposal to do so gradually over a four year period.

We believe that our opposition to these proposals gives the Board the message it needs to hear: Replace Mr. Compofelice now and start rebuilding the company in the best interests of all of its constituents, including its customers, employees and stockholders.

Here is how we have come to the position we take today.

Background.  We have been Trico’s largest stockholder since 2005. Despite our large position, we have never been insiders and have counted on the Board and company management to be prudent stewards of our investment. While we have had our differences, we have supported management and the Board from the time of the company’s emergence from bankruptcy in 2005 through the 2008 Annual Meeting.

In December 2008, we first communicated to the independent directors our grave concerns regarding the direction and management of the company and asked you to expand the Board to admit two Kistefos representatives as additional members.  You refused to accept representatives of the company’s largest stockholder as members of the Board.  As a result, we felt we had no choice but to bring the matter directly to our fellow stockholders, which we did in last year’s proxy contest.

In the contest, we won over 77% of the vote for my election to the Board, and a clear majority of votes cast for both of our candidates, but under the company’s pro-management bylaws, we were not seated as directors. One would think the election results would have nonetheless sent a clear message to the Board that the stockholders were dissatisfied with the status quo.  Since then we have asked you to heed the voice of the stockholders and add us to the Board but you have repeatedly refused.  As the condition of the company has continued to deteriorate we have asked you to remove Mr. Compofelice and install fresh and capable new leadership and you have also repeatedly refused to do this.

As we will show, your refusal is absolutely indefensible.

Overwhelming Destruction of Stockholder Value.  Shortly before Mr. Compofelice took over as CEO in July 2007, Trico common stock was at a high of $42.96 per share and the market value of the company exceeded $640 million.  Since Mr. Compofelice’s appointment, the stock has plummeted by 96% to $1.63 per share on May 7, 2010.  This amounts to a loss of over $600 million in total market value during the nearly three year period. While some of this fall could have been attributed to the overall stock market decline in 2008 and early 2009, the stock prices of the company’s peers have recovered from 2009 lows while Trico’s stock price has fallen further.

From the date of the Annual Meeting last year to May 7, 2010, the price of Trico stock has in fact fallen by an additional 53%, an unmistakable vote of continuing “no confidence” in current management. Notwithstanding, the Board sits idly by as the owners of the company continue to watch the value of their investments erode.

Lagging its Peers. Trico’s operating and financial performance since Mr. Compofelice took over has been atrocious.  Trico has failed to earn a profit since 2008 and has finished at the bottom of its peer group for the last two years in nearly every performance metric, including profit margin, return on equity and total shareholder return.

Disastrous Acquisition Strategy.  The loss of stockholder value and abysmal peer ranking can be directly attributed to Mr. Compofelice’s misguided, ill-timed and disastrous acquisition strategy.  Shortly after taking office, Mr. Compofelice embarked on a wildly irresponsible “bet the company” acquisition agenda to transform Trico from a traditional offshore supply company to a “next generation” subsea services company.  While we think investing in the subsea sector was not necessarily a bad idea if done prudently, the execution of the strategy has been reckless and incompetent to the extreme. To acquire two companies, Mr. Compofelice has overleveraged the company, incurring and assuming in excess of $1 billion in additional indebtedness, amounting to more than ten times its then anticipated 2008 EBITDA, and raising not a penny of common stock to mitigate the leverage.  In effect, he has recklessly bet the common stockholder’s equity that he could transform the business fast enough to pay off the debt.  But he was wrong about the direction of the market and, irresponsibly, he left no margin for error. This bet could not have gone more terribly wrong.

In November 2007, Trico kicked off its acquisition strategy by paying approximately $247 million in cash to acquire Active Subsea ASA, a company with no revenues and no operations.  Active Subsea’s assets consisted of orders to purchase eight multi-purpose service vessels, certain charters and approximately $125 million in construction commitments for the completion and delivery of the eight vessels.  Then, in early 2008, Trico doubled down on its subsea bet by acquiring another subsea company, DeepOcean ASA, and its subsidiary, CTC Marine, for approximately $700 million, funded almost entirely by additional borrowings.

As a result of the Active Subsea and DeepOcean acquisitions, Trico’s balance sheet liabilities ballooned from approximately $289 million at September 30, 2007 to approximately $1.2 billion at June 30, 2008, most of which consisted of indebtedness and did not include its off balance sheet construction obligations.

Nevertheless, Mr. Compofelice stated at the time that he was confident he could manage these acquisitions and the related obligations.  He predicted to analysts shortly after the acquisition that DeepOcean’s EBITDA would grow from $69 million in 2007 to $124 million by 2009, saying, “Growth in the subsea services market for the foreseeable short and long-term future, I believe, is significant and sustainable.”  And, on a conference call with analysts on July 24, 2008 he said, “We believe that [our] stock is a shocking bargain, is the language I would use.”

Of course, he could not have been more wrong.

Since then, the company has taken delivery of only one vessel ordered by Active Subsea, still awaits delivery of three vessels and has written off the four remaining contracts, resulting in an impairment charge in 2009 of $116 million.

The DeepOcean acquisition has been similarly disastrous.  While the DeepOcean business itself appears to have performed satisfactorily “on the water”, Trico grossly overpaid for growth and earnings which have not materialized and dangerously overleveraged itself. At the end of 2008, Trico wrote off the $170 million in goodwill booked at the time of the acquisition. In addition, Mr. Compofelice’s earnings prediction for DeepOcean business was wildly overstated.  DeepOcean itself generated negative EBITDA in 2009 and the entire company, including the legacy supply business, generated EBITDA of only $65 million, compared to the $124 million that Mr. Compofelice had predicted DeepOcean alone would earn in 2009.  Rather than raise equity or sell vessels in 2008 when the market was strong and assets values were trading at all time highs in order to finance the acquisition, Mr. Compofelice relied totally on debt financings to fund the acquisitions.

And the company’s stock, which traded at what Mr. Compofelice called the “bargain” price of $24.10 on July 24, 2008, has never traded so high again.

The Situation Today.

Today, the company faces a significant financial crisis which threatens its viability.  It is grossly over leveraged and has stated that it has insufficient cash to make required principal payments under its loan agreements later this year and that it does not expect to be in compliance with certain debt covenants under its loan agreements.  Its legacy supply business has shrunk significantly since 2008, it has written off large portions of its subsea acquisitions and it has failed to achieve the growth and earnings necessary to sustain the company.  It has been forced to sell vessels at today’s fire sale prices to raise cash and will likely be forced to sell additional vessels and issue additional common stock at low prices, if market conditions permit, to generate funds to meet its obligations, thereby further significantly diluting stockholders.

Management concedes that these uncertainties raise a substantial doubt about Trico’s ability to continue as a going concern.  In addition, in giving their opinion for 2009, the company’s auditors have reported that the company failed to maintain effective internal control over its financial reporting.  Lastly, we believe that there is reasonable grounds to believe that the company was in violation of the Jones Act during all of 2009, as a result of which statements in its SEC filings for 2009 were materially misleading and the votes cast at the 2009 Annual Meeting may well have been materially miscounted, all to the detriment of the company’s stockholders.

Conclusion.

For all these reasons, removing Mr. Compofelice is now critical to restoring Trico’s credibility and saving the company.  We fear that if action is not taken, there will be no company to save.

The overwhelming vote of no confidence by your stockholders – the owners of the company – at last year’s Annual Meeting apparently has not been enough to spur the Board to take requisite action to remedy the problem, nor has been  the destruction of  over $600 million in market value.

Now is not the time to propose additional management incentive plans or a check book of newly authorized common stock for management to issue without further shareholder approval.  Nor can we endorse a proposal to grudgingly declassify the Board over a four year period given the track record of this Board.

Accordingly, we have no choice but to hold the Board responsible and vote against the re-election of the class of three incumbent directors, Edward C. Hutcheson, Jr., Myles W. Scoggins and Per Staehr, and against the proposals to adopt an incentive plan, to authorize additional shares of common stock and to delay declassifying the Board at the 2010 Annual Meeting.

Sincerely,

On behalf of Kistefos AS

Christen Sveaas

Chief Executive Chairman

cc:    Joseph Compofelice, Chairman and CEO